NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2009	September 30, 2008
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,321,332	2,315,443

Total Diluted Shares	2,328,432	2,324,916

Net Income	$495,669	$69,116
Less:
Preferred Stock Dividend	52,838	-
Accretion of Preferred Stock	6,646	-
Amortization of issuance costs	1,300	-

Net income available to common stockholders	$434,885	$69,116

Basic Earnings Per Share	$0.19	$0.03

Diluted Earnings Per Share	$0.19	$0.03